OSISKO GOLD ROYALTIES LTD

..............................................................
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and nine months
ended
September 30, 2018

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2018	2017
	Notes	$	$
Assets
Current assets
Cash and cash equivalents	4	137,188	333,705
Short-term investment	5	10,000	-
Accounts receivable		7,804	8,385
Inventories		5,779	9,859
Other assets		534	984
		161,305	352,933
Assets held for sale	8	144,647	-
		305,952	352,933

Non-current assets
Investments in associates	6	297,683	257,433
Other investments	7	115,914	115,133
Royalty, stream and other interests	8	1,507,077	1,575,772
Exploration and evaluation		102,465	102,182
Goodwill		111,204	111,204
Other assets		1,373	1,686
		2,441,668	2,516,343
Liabilities
Current liabilities
Accounts payable and accrued liabilities		12,349	15,310
Dividends payable		7,813	7,890
Provisions and other liabilities	9	3,932	5,632
		24,094	28,832
Non-current liabilities
Long-term debt	10	419,680	464,308
Provisions and other liabilities	9	1,158	2,036
Deferred income taxes		128,540	126,762
		573,472	621,938
Equity attributable to Osisko Gold Royalties Ltd’s shareholders
Share capital		1,622,909	1,633,013
Warrants		30,901	30,901
Contributed surplus		17,282	13,265
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive loss		(7,031)	(2,878)
Retained earnings		186,534	202,503
		1,868,196	1,894,405
		2,441,668	2,516,343

Subsequent events (Note 19)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2018	2017	2018	2017
	Notes	$	$	$	$

Revenues	13	111,702	68,179	375,135	103,664

Cost of sales	13	(82,748)	(44,214)	(284,705)	(44,587)
Depletion of royalty, stream and other interests		(13,136)	(8,324)	(39,637)	(15,318)
Gross profit		15,818	15,641	50,793	43,759

Other operating expenses
General and administrative	18	(3,646)	(5,552)	(13,214)	(17,548)
Business development	18	(1,077)	(9,106)	(3,750)	(13,073)
Exploration and evaluation, net of tax credits		(46)	(57)	(128)	(121)
Operating income		11,049	926	33,701	13,017
Interest income		1,041	751	3,581	3,157
Dividend income		228	-	278	-
Finance costs		(6,396)	(1,626)	(19,291)	(3,559)
Foreign exchange gain (loss)		(160)	(7,906)	92	(15,451)
Share of income (loss) of associates		(4,139)	329	(6,558)	(2,632)
Other gains, net	13	5,781	14,714	1,580	31,336
Earnings before income taxes		7,404	7,188	13,383	25,868
Income tax expense		(1,930)	(559)	(5,088)	(4,303)
Net earnings		5,474	6,629	8,295	21,565

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		5,474	6,728	8,295	21,847
Non-controlling interests		-	(99)	-	(282)

Net earnings per share	14
Basic		0.04	0.05	0.05	0.19
Diluted		0.04	0.05	0.05	0.18

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$

Net earnings	5,474	6,629	8,295	21,565

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income
Changes in fair value of financial assets at fair value through comprehensive income	(2,827)	(780)	(21,242)	1,913
Income tax effect	375	233	2,906	(50)
Change in fair value of derivative financial instruments – cash flow hedges	-	(10,588)	-	(21,072)
Income tax effect	-	1,419	-	2,824
Share of other comprehensive loss of associates	(365)	(140)	(464)	(203)

Items that may be reclassified to the consolidated statement of income
Cumulative translation adjustments	(12,702)	(1,789)	23,161	(1,789)
Share of other comprehensive loss of associates	-	(347)	-	(828)
Other comprehensive income (loss)	(15,519)	(11,992)	4,361	(19,205)

Comprehensive income (loss)	(10,045)	(5,363)	12,656	2,360

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	(10,045)	(5,264)	12,656	2,642
Non-controlling interests	-	(99)	-	(282)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2018	2017	2018	2017
		$	$	$	$

Operating activities
Net earnings		5,474	6,629	8,295	21,565
Adjustments for:
Share-based compensation		521	2,926	3,550	9,257
Depletion and amortization		13,181	8,361	39,766	15,423
Finance costs		1,727	-	5,071	-
Share of loss (income) of associates		4,139	(329)	6,558	2,632
Net loss (gain) on acquisition of investments		-	(148)	(1,908)	2,135
Net loss (gain) on dilution of investments in associates		-	(13,510)	253	(30,319)
Net gain on disposal of investments		(6,956)	(71)	(6,956)	(703)
Change in fair value of financial assets at fair value through profit and loss		1,175	(985)	7,031	(2,449)
Deferred income tax expense		1,742	559	4,484	4,303
Foreign exchange loss		153	7,920	564	15,448
Settlement of restricted and deferred share units		(2,588)	(5,539)	(3,087)	(5,539)
Other		50	414	142	1,178
Net cash flows provided by operating activities before changes in non-cash working capital items		18,618	6,227	63,763	32,931
Changes in non-cash working capital items	15	2,018	(5,133)	(164)	(5,738)
Net cash flows provided by operating activities		20,636	1,094	63,599	27,193

Investing activities
Net decrease (increase) in short-term investments		(9,000)	100	(10,000)	600
Business combination, net of cash acquired		-	(622,420)	-	(622,420)
Settlement of derivative financial instruments		-	(21,072)	-	(21,072)
Acquisition of investments		(22,317)	(18,963)	(94,757)	(150,088)
Proceeds on disposal of investments		-	25,996	27,043	49,477
Acquisition of royalty and stream interests		(33,859)	(1,236)	(92,970)	(56,664)
Property and equipment		(9)	(28)	(92)	(89)
Exploration and evaluation tax credits (expenses), net		2,010	(510)	3,203	(881)
Net cash flows used in investing activities		(63,175)	(638,133)	(167,573)	(801,137)

Financing activities
Issuance of long-term debt		-	147,323	-	147,323
Issuance of common shares		82	261,816	272	264,201
Issue expenses		-	(190)	(186)	(190)
Financing fees		-	-	(379)	-
Investment from non-controlling interests		-	-	-	1,292
Repayment of long-term debt		-	-	(51,820)	-
Normal course issuer bid purchase of common shares		-	-	(21,986)	(1,822)
Dividends paid		(7,406)	(3,730)	(21,399)	(11,759)
Net cash flows used in (provided by) financing activities		(7,324)	405,219	(95,498)	399,045
Decrease in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(49,863)	(231,820)	(199,472)	(374,899)
Effects of exchange rate changes on cash and cash equivalents		(1,580)	(7,920)	2,955	(15,448)

Decrease in cash and cash equivalents		(51,443)	(239,740)	(196,517)	(390,347)
Cash and cash equivalents – beginning of period		188,631	348,642	333,705	499,249
Cash and cash equivalents – end of period	4	137,188	108,902	137,188	108,902

Additional information related to the consolidated statements of cash flows is presented in Note 15.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributable to Osisko Gold Royalties Ltd’s shareholders
		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	loss(i)	earnings	Total
			($)	($)	($	($)	($)	($)	($)
Balance - January 1, 2018		157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405

Net earnings		-	-	-	-	-	-	8,295	8,295
Other comprehensive income		-	-	-	-	-	4,361	-	4,361
Comprehensive income		-	-	-	-	-	4,361	8,295	12,656
Dividends declared	11	-	-	-	-	-	-	(23,434)	(23,434)
Shares issued – Dividends reinvestment plan	11	171,527	2,113	-	-	-	-	-	2,113
Shares issued – Employee share purchase plan		28,834	374	-	-	-	-	-	374
Share options:
Shared-based compensation		-	-	-	2,410	-	-	-	2,410
Replacement share options:
Fair value of options exercised		-	13	-	(13)	-	-	-	-
Proceeds from exercise of options		2,710	38	-	-	-	-	-	38
Restricted share units to be settled in common shares	12	-	-	-	1,620	-	-	-	1,620
Normal course issuer bid purchase of common shares	11	(1,742,299)	(12,642)	-	-	-	-	(9,344)	(21,986)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(8,514)	8,514	-
Balance – September 30, 2018		156,257,965	1,622,909	30,901	17,282	17,601	(7,031)	186,534	1,868,196

(i)

As at September 30, 2018, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to ($31,029,000) and items that may be recycled to the consolidated statement of income amounting to $23,998,000.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd’s shareholders
	Number of				Equity	Accumulated
	common				component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive	Retained		controlling
	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total	interest	Total
		($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2017	106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net earnings (loss)	-	-	-	-	-	-	21,847	21,847	(282)	21,565
Other comprehensive loss	-	-	-	-	-	(19,205)	-	(19,205)	-	(19,205)
Comprehensive income (loss)	-	-	-	-	-	(19,205)	21,847	2,642	(282)	2,360
Business combination	30,906,594	445,334	-	-	-	-	-	445,334	-	445,334
Private Placements	19,272,820	261,250	-	-	-	-	-	261,250	-	261,250
Dividends declared	-	-	-	-	-	-	(16,384)	(16,384)	-	(16,384)
Shares issued – Dividends reinvestment plan	70,708	1,044	-	-	-	-	-	1,044	-	1,044
Shares issued – Employee share purchase plan	17,829	260	-	-	-	-	-	260	-	260
Share options:
Shared-based compensation	-	-	-	2,405	-	-	-	2,405	-	2,405
Fair value of options exercised	-	162	-	(162)	-	-	-	-	-	-
Proceeds from exercise of options	43,970	625	-	-	-	-	-	625	-	625
Replacement share options:
Fair value of options exercised	-	1,202	-	(1,202)	-	-	-	-	-	-
Proceeds from exercise of options	190,471	2,148	-	-	-	-	-	2,148	-	2,148
Investments from non-controlling interests	-	-	-	-	-	-	295	295	9	304
Issue costs, net of taxes of $50	-	(139)	-	-	-	-	-	(139)	-	(139)
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	(17,401)	17,401	-	-	-
Settlement of derivative financial instruments, net of taxes of $2,824	-	-	-	-	-	18,248	-	18,248	-	18,248
Balance – September 30, 2017	156,999,707	1,620,776	30,901	12,452	3,091	(10,520)	273,465	1,930,165	1,594	1,931,759

(i)

As at September 30, 2017, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($7,667,000) and items that may be recycled the consolidated statement of income amounting to ($2,853,000).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration, development and royalty companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards and policies (Note 3) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of income (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

The Board of Directors approved the interim condensed consolidated financial statements on November 6, 2018.

3.	New accounting standards and policies

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards (continued)

IFRIC 22, Foreign currency transactions and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

New accounting policies

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within the next twelve months. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Non-current assets classified as held for sale are presented separately from the other assets in the consolidated balance sheet.

Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Cash and cash equivalents

	September 30,	December 31,
	2018	2017
	$	$

Cash	137,188	266,785
Cash equivalents	-	66,920
	137,188	333,705

As at September 30, 2018 and December 31, 2017, cash held in U.S. dollars amounted respectively to $117.9 million (US$91.0 million) and $69.5 million (US$55.4 million).

5.	Short-term investment

As at September 30, 2018, short-term investment included a $10.0 million secured senior loan with Falco Resources Ltd. (“Falco”), an associate of Osisko. The loan has a maturity date of December 31, 2018 and bears interests at a rate of 7%, compounded quarterly. Accrued interest shall be due upon repayment of the principal amount, which is payable on the earliest of the closing date of the stream transaction described in Note 8 or December 31, 2018.

6.	Investments in associates

	Nine months ended	Year ended
	September 30,	December 31,
	2018	2017
	$	$

Balance – Beginning of period	257,433	82,902
Acquisitions (i)	80,145	136,529
Exercise of warrants	-	14,519
Transfer from other investments (i) (Note 7)	7,048	-
Share of loss, net	(6,558)	(6,114)
Share of other comprehensive loss, net	(463)	(537)
Net gain (loss) on ownership dilution	(253)	30,560
Gain on deemed disposal (ii)	6,956	-
Transfer to other investments (ii) (Note 7)	(46,625)	-
Disposals	-	(426)
Balance – End of period	297,683	257,433

(i)

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria Gold Corp. (“Victoria”), pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (Note 8) and subscribed to a private placement of 100 million common shares of Victoria at a price of $0.50 per common share for $50.0 million. Following this transaction, Victoria became an associate of Osisko.

(ii)

On September 7, 2018, Orion Mine Finance (“Orion”) announced the completion of the acquisition and privatization of Dalradian Resources Inc. (“Dalradian”), an associate of Osisko, for cash consideration of $1.47 per common share. The common shares held by Osisko were not acquired in the transaction. Following the transaction, Osisko has a put right on its Dalradian shares, subject to certain restrictions, allowing Osisko to sell them at a price of $1.47 per share for a period of 180 days. Following the transaction, management has concluded that it has lost its significant influence over Dalradian and has transferred its investments from associates to other investments. This transfer from investments from associates to other investments resulted in a deemed disposal of the shares to recognize for the difference between the carrying amount of the Dalradian investment under the equity method before the transaction and the fair value of the other investment after the transaction.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Other investments

	Nine months ended	Year ended
	September 30,	December 31,
	2018	2017
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	8,092	10,935
Acquisitions	2,984	9,662
Exercise	-	(14,170)
Change in fair value	(7,031)	1,665
Balance – End of period	4,045	8,092

Fair value through other comprehensive income (shares)
Balance – Beginning of period	106,841	97,274
Acquisitions	13,536	72,719
Exercise of warrants	-	500
Interests on financial assets at amortized cost paid in shares	-	12
Transfer from associates (Note 6)	46,625	-
Change in fair value	(21,242)	6,139
Transfer to associates (Note 6)	(7,048)	-
Disposals	(27,043)	(69,803)
Balance – End of period	111,669	106,841

Amortized cost
Balance – Beginning and end of period	200	200

Total	115,914	115,133

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies, in addition to the common shares held in Dalradian, which is a private company since September 7, 2018 (Note 6).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Royalty, stream and other interests

	Nine months ended
	September 30, 2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	92,970	-	-	92,970
Conversion	-	4,278	(4,278)	-
Depletion	(20,173)	(15,853)	(3,611)	(39,637)
Transfer to assets held for sale	-	(144,647)	-	(144,647)
Translation adjustments	3,009	16,221	3,389	22,619
Balance – End of period	846,336	560,077	100,664	1,507,077

Producing
Cost	504,368	454,260	64,737	1,023,365
Accumulated depletion and impairment	(136,547)	(27,290)	(4,997)	(168,834)
Net book value – End of period	367,821	426,970	59,740	854,531

Development
Cost	258,966	133,107	31,775	423,848
Accumulated depletion	-	-	-	-
Net book value – End of period	258,966	133,107	31,775	423,848

Exploration and evaluation
Cost	219,549	-	9,149	228,698
Accumulated depletion	-	-	-	-
Net book value – End of period	219,549	-	9,149	228,698

Total net book value – End of period	846,336	560,077	100,664	1,507,077

Brucejack gold and silver stream (Pretium Resources Inc.)

On September 24, 2018, Osisko announced that Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of Osisko, has received a notice from Pretium Resources Inc. (“Pretium”) in regards to its election to exercise its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream, as provided for in the purchase and sale agreement between the parties dated September 15, 2015 (the “Stream Agreement”).

Under the Stream Agreement, Pretium had an option to repurchase 100% of OBL’s share of the Brucejack gold and silver stream by making a payment of US$118.5 million ($153.4 million based on the September 30, 2018 foreign exchange rate) to OBL on December 31, 2018. In order to exercise this option, Pretium had to provide 90 days’ prior written notice to OBL, at which point the stream repurchase becomes a binding obligation on behalf of Pretium. The current book value of the Brucejack gold and silver stream is US$111.7 million (approximately $144.6 million). Following the receipt of the exercise notice, the asset was classified under Assets held for sale in the consolidated balance sheet.

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property (the “Property”) which hosts the Eagle Gold project located in Yukon, Canada. The 5% NSR royalty applies to all metals and minerals produced from the Property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party). In September 2018, an amount of $14.7 million was paid to Victoria as part of the second tranche bringing the remaining amount to be paid under the royalty agreement to $34.3 million.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Royalty, stream and other interests (continued)

Falco Resources Ltd.

In June 2018, Osisko entered into a binding term sheet to provide Falco, an associate of the Company, with a senior secured silver stream credit facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

Closing of the Silver Stream is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals, consents from third parties and approval from a majority of the disinterested shareholders of Falco (the “Disinterested Shareholder Approval”).

Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Following the execution of binding term sheets between Falco and Osisko, a formal notice was sent to Glencore. Glencore shall have a period of 60 days from the receipt of all stream transaction documents to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

Concurrent to the Silver Stream, Osisko purchased from Falco, on June 29, 2018, a secured debenture having a principal amount of $7.0 million (the “Debenture”). Upon receipt of Disinterested Shareholder Approval, the Debenture shall be convertible (the “Conversion”) into units of Falco (the “Units”). There will be no interest payable at any time on the outstanding principal of the Debenture unless Falco fails to obtain Disinterested Shareholder Approval for the Conversion, in which case interest shall accrue retroactively from the closing date of the Debenture transaction at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the principal when due, as per the terms of the Debenture. The maturity date of the Debenture shall be the earlier of (i) the date of the meeting of the Falco shareholders to be held to obtain the Disinterested Shareholder Approval and (ii) December 31, 2018.

On the date upon which Falco obtains the Disinterested Shareholder Approval for the Conversion, the Debenture shall be converted into such number of Units of Falco that is equal to the principal divided by 0.5783 (the “Conversion Price”). Each Unit shall consist of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one common share of Falco, subject to customary anti-dilution clauses, at a price that represents a 30% premium to the Conversion Price for a period of thirty-six months from the date the Units are issued, representing $0.75.

Barkerville Gold Mines Ltd.

In September 2018, Osisko entered into a second amended and restated royalty purchase agreement (the “Agreement”) with Barkerville Gold Mines Ltd. (“Barkerville”) pursuant to which it has acquired an additional 1.75% NSR royalty for the aggregate purchase price of $20.0 million on the Cariboo property.

Under the terms of the agreement, Barkerville also has the option to grant Osisko an additional 1% NSR royalty on the Cariboo property (the “Royalty Option”) for additional cash consideration of $13.0 million prior to December 31, 2018 (the “Royalty Option Period”). In the event that (i) Barkerville announces a change of control during the Royalty Option Period, or (ii) Osisko participates in an equity financing of Barkerville during the Royalty Option Period, if the Royalty Option remains unexercised, Osisko will have the right to purchase the Royalty Option. The transaction has increased Osisko’s existing royalty on the Cariboo property to a total of 4% NSR royalty, and will have the effect of increasing to a total of 5% NSR royalty if the Royalty Option is exercised.

As part of the transaction, Barkerville granted to Osisko 10.0 million common share purchase warrants, exchangeable for common shares of Barkerville at an exercise price of $0.75 per common share for a period of 36 months following the closing of the transaction. The warrants were accounted for at their fair value determined by the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 2%, volatility of 65% and dividend yield of nil. A value of $0.9 million was attributed to the warrants, which were accounted for under Other investments on the consolidated balance sheet, and the remaining acquisition price of $19.1 million was attributed to royalty interests.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Royalty, stream and other interests (continued)

	Year ended
	December 31, 2017
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	494,768	-	-	494,768
Acquisitions	26,681	53,438	-	80,119
Business combination	353,314	656,602	106,199	1,116,115
Depletion	(15,475)	(11,283)	(1,307)	(28,065)
Impairment	(89,000)	-	-	(89,000)
Translation adjustments	242	1,321	272	1,835

Balance – End of period	770,530	700,078	105,164	1,575,772

Producing
Cost	503,340	582,466	66,812	1,152,618
Accumulated depletion and impairment	(116,352)	(11,242)	(1,307)	(128,901)
Net book value – End of period	386,988	571,224	65,505	1,023,717

Development
Cost	194,535	128,854	30,793	354,182
Accumulated depletion	-	-	-	-
Net book value – End of period	194,535	128,854	30,793	354,182

Exploration and evaluation
Cost	189,007	-	8,866	197,873
Accumulated depletion	-	-	-	-
Net book value – End of period	189,007	-	8,866	197,873

Total net book value – End of period	770,530	700,078	105,164	1,575,772

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Provisions and other liabilities

	Nine months ended	Year ended
	September 30, 2018	December 31, 2017
	DSU and	Share exchange	DSU and
	RSU(i)	rights	RSU(i)	Total
	$	($)	($)	($)

Balance – Beginning of period	7,668	10,692	5,894	16,586
Accretion expense	-	299	-	299
New liabilities	2,936	988	7,053	8,041
Settlement of liabilities	(3,087)	(11,979)	(5,539)	(17,518)
Extinguished liabilities	-	-	(59)	(59)
Revision of estimates	(2,427)	-	319	319
Balance – End of period	5,090	-	7,668	7,668

Current portion	3,932	-	5,632	5,632
Non-current portion	1,158	-	2,036	2,036
	5,090	-	7,668	7,668

(i) Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

10.	Long-term debt

The movements in the long-term debt are as follows:

	Nine months ended	Year ended
	September 30,	December 31,
	2018	2017
	($)	($)

Balance – Beginning of period	464,308	45,780
New debt – convertible debentures(ii)	-	279,469
Transaction costs – convertible debentures	-	(10,735)
New debt – revolving credit facility(iii)	-	147,323
Repayment – revolving credit facility	(51,820)	-
Amortization of transaction costs	1,518	427
Accretion expense	3,277	1,336
Foreign exchange revaluation impact	2,397	708
Balance – End of period	419,680	464,308

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2018	2017
	($)	($)

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	98,608	148,031
Long-term debt	448,608	498,031
Unamortized transaction costs	(9,385)	(10,903)
Unamortized accretion on convertible debentures	(19,543)	(22,820)
Long-term debt, net	419,680	464,308
Current portion	-	-
Non-current portion	419,680	464,308
	419,680	464,308

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the “Debentures”) in an aggregate principal of $300.0 million (the “Offering”). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol “OR.DB”.

(iii)	Revolving credit facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150.0 million to $350.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests), and had an original four-year term (November 14, 2021), which can be extended by one year on each anniversary date. In October 2018, the Facility was extended by one year (November 14, 2022).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Long-term debt (continued)

(iii)	Revolving credit facility (continued)

Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. During the nine months ended September 30, 2018, the Company has repaid an amount of $51.8 million in capital. As at September 30, 2018, the Facility was drawn in two tranches for a total of $98.6 million: $30.0 million at an effective interest rate of 3.50% and US$53.0 million ($68.6 million) at an effective interest rate of 3.86%, including the applicable margins. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2018, all such ratios and requirements were met.

11.	Share capital and warrants

Normal Course Issuer Bid

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2017 NCIB Program will terminate on December 10, 2018 or on such earlier date as the 2017 NCIB Program is complete. Daily purchases will be limited to 95,695 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ending November 30, 2017, being 382,781 common shares.

During the nine months ended September 30, 2018, 1,742,299 common shares were purchased for cancellation under the 2017 NCIB Program for an aggregate acquisition price of $21,986,000 (average acquisition price per share of $12.62) .

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2018:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$	$	$	$

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000	27,302,917
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000	8,097,787
August 2, 2018	0.05	September 28, 2018	October 15, 2018	7,812,000	28,065,085

	0.15			23,434,000

(i) Number of common shares held by shareholders participating to the dividend reinvestment plan (“DRIP”).

During the three and nine months ended September 30, 2018, the Company issued respectively 33,555 and 171,527 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2018, the holders of 28,065,085 common shares had elected to participate in the DRIP, representing dividends payable of $1,403,000. Therefore, 138,965 common shares were issued on October 15, 2018 at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share capital and warrants (continued)

Warrants

The following table summarizes the Company’s warrants outstanding as at September 30, 2018 and December 31, 2017:

Number of	Exercise	Expiry
warrants	price	date
	$
5,715,500	19.08	February 26, 2019
5,480,000	36.50	March 5, 2022
11,195,500

12.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended		Year ended
	September 30, 2018		December 31, 2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	3,537,123	14.90	3,063,130	14.25
Granted(i)	886,900	12.85	763,400	16.57
Exercised	-	-	(43,970)	14.22
Exercised – Virginia replacement share options(ii)	(2,710)	13.93	(190,471)	11.28
Forfeited	(24,534)	15.83	(50,633)	14.57
Expired	(44,866)	15.15	(4,333)	15.80
Balance – End of period	4,351,913	14.48	3,537,123	14.90
Options exercisable – End of period	2,690,311	14.74	2,051,323	14.57

(i)	Options were granted to officers, management, employees and/or consultants.
(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the nine months ended September 30, 2018 was $14.71.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Share-based compensation (continued)

Share options (continued)

The following table summarizes the Company’s share options outstanding as at September 30, 2018:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
8.35 – 9.98	57,391	9.77	3.38	57,391	9.77
10.58 – 12.97	958,975	12.69	4.59	72,075	10.66
13.38 – 14.78	975,216	13.49	2.78	675,448	13.48
14.90 – 15.80	1,642,931	15.31	1.31	1,642,931	15.31
16.66 – 17.84	717,400	16.68	3.67	242,466	16.69
	4,351,913	14.48	2.78	2,690,311	14.74

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2018	December 31, 2017

Dividend per share	1%	1%
Expected volatility	35%	38%
Risk-free interest rate	2%	1%
Expected life	46 months	45 months
Weighted average share price	$12.85	$16.57
Weighted average fair value of options granted	$3.37	$4.58

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three and nine months ended September 30, 2018, the total share-based compensation related to share options on the consolidated statements of income amounted to $786,000 and $2,410,000, respectively ($850,000 and $2,398,000 for the three and nine months ended September 30, 2017, respectively). In addition, share-based compensation of $6,000 was capitalized to exploration and evaluation assets for the nine months ended September 30, 2017.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Share-based compensation (continued)

Deferred and restricted share units

On February 16, 2018, the Board of Directors has approved amendments to the Company’s RSU plan, which now provides for the right of the Company to settle a payment in the form of common shares, cash or a combination of common shares and cash (the “Amended RSU Plan”).The Amended RSU Plan was approved by the shareholders at the Annual and Special Meeting of Shareholders on May 3, 2018.

The following table summarizes information about the DSU and RSU movements:

	Nine months ended			Year ended
	September 30, 2018			December 31 ,2017
	DSU (i)	RSU(ii)	RSU(iii)	DSU(i)	RSU(ii)
	(cash)	(cash)	(equity)	(cash)	(cash)

Balance – Beginning of period	266,442	600,627	-	175,446	595,076
Granted	82,600	23,700	429,262	88,600	231,300
Reinvested (dividends on common shares)	3,221	7,038	2,234	2,396	7,260
Settled	(36,529)	(190,122)	-	-	(225,429)
Forfeited	-	-	-	-	(7,580)
Balance – End of period	315,734	441,243	431,496	266,442	600,627
Balance – Vested	232,798	-	68,937	177,405	-

(i)	The DSU granted vest the day prior to the next annual general meeting and are payable in cash at the end of the employment period of each director.

(ii)	The RSU granted prior to 2018 vest and are payable in cash three years after the grant date, one half of which depends on the achievement of certain performance measures.

(iii)

50% of the short-term incentive (2017 annual bonus) attributed to management in connection with the acquisition of a precious metals portfolio of assets from Orion Mine Finance Group was paid in RSU instead of cash representing a value at the date of grant of $990,000 (68,162 RSU). These RSU vested on the grant date and will be settled in equity on December 31, 2019. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the governments.

The RSU granted in 2018 (other than the RSU granted for the 2017 annual bonus) vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The Company granted 361,100 RSU (with a value of $12.97 per RSU) that it intends to settle in equity.

The total share-based compensation related to the DSU and RSU plans for the three and nine months ended September 30, 2018 amounted to a cost recovery of $265,000 and an expense of $1,140,000, respectively (expenses of $2,076,000 and $6,859,000 for the three and nine months ended September 30, 2017, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Additional information on the consolidated statements of income

	Three months ended				Nine months ended
	September 30,				September 30,
	2018		2017		2018		2017
	$	$	$	$	$	$	$

Revenues
Royalty interests	23,516		19,045		69,654		52,682
Stream interests	7,877		7,048		27,175		8,896
Offtake interests	80,309		42,086		278,306		42,086
	111,702		68,179		375,135		103,664

Cost of sales
Royalty interests	11		78		127		156
Stream interests	3,239		2,712		10,358		3,007
Offtake interests	79,498		41,424		274,220		41,424
	82,748		44,214		284,705		44,587

Other gains, net
Change in fair value of financial assets at fair value through profit and loss	(1,175)		985		(7,031)		2,449
Net gain (loss) on dilution of investments in associates	-		13,510		(253)		30,319
Net gain (loss) on acquisition of investments(i)	-		148		1,908		(2,135)
Net gain on disposal of investments(ii)	6,956		71		6,956		703
Other gains, net	5,781		14,714		1,580		31,336

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.
(ii)	For the three and nine months ended September 30, 2018, the net gain on disposal of investments includes the gain realized on the deemed disposal of Dalradian (Note 6).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Net earnings per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Net earnings attributable to Osisko Gold
Royalties Ltd’s shareholders	5,474	6,728	8,295	21,847

Basic weighted average number of common
shares outstanding (in thousands)	156,252	140,605	156,711	118,059
Dilutive effect of share options	11	232	23	124
Dilutive effect of warrants	-	-	-	-
Dilutive effect of convertible debentures	-	-	-	-
Diluted weighted average number of common shares	156,263	140,837	156,734	118,183

Net earnings per share
Basic	0.04	0.05	0.05	0.19
Diluted	0.04	0.05	0.05	0.18

For the three and nine months ended September 30, 2018, 4,222,447 share options, 11,195,500 outstanding warrants and 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the three and nine months ended September 30, 2017, 1,353,733 share options and 1,624,765 share options were respectively excluded from the computation of diluted earnings per share due to being anti-dilutive. For the three and nine months ended September 30, 2017, 11,195,500 outstanding warrants and 2,620,545 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

15.	Additional information on the consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	($)	($)

Interests received	910	675	3,327	2,718
Interests paid on long-term debt	1,659	543	13,136	1,758
Dividends received	228	-	278	215
Income taxes paid	188	-	604	-

Changes in non-cash working capital items
Increase in accounts receivable	(856)	(1,453)	(2,905)	(1,627)
Decrease (increase) in inventories	2,190	(7,308)	4,080	(7,308)
Decrease (increase) in other current assets	(24)	(532)	174	(321)
Increase (decrease) in accounts payable and accrued liabilities	708	4,160	(1,513)	3,518
	2,018	(5,133)	(164)	(5,738)

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Additional information on the consolidated statements of cash flows (continued)

		Three months ended			Nine months ended
		September 30,			September 30,
		2018		2017	2018	2017
	$		$		($)	($)

Tax credits receivable related to exploration and evaluation assets
Beginning of period		2,750		4,896	4,091	6,238
End of period		675		4,916	675	4,916

16.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3–	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	September 30, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,847	3,847
Other minerals, oil and gas	-	-	198	198
Financial assets at fair value through other comprehensive income(i)
Equity securities
Private mining exploration and development companies – precious metals	-	-	56,252	56,252
Publicly traded mining exploration and development companies
Precious metals	38,899	-	-	38,899
Other minerals, oil and gas	16,518	-	-	16,518
	55,417	-	60,297	115,714

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Fair value of financial instruments (continued)

			December 31, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,375	3,375
Other minerals, oil and gas	-	-	4,717	4,717
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	29,360	-	-	29,360
Publicly traded mining exploration and development companies
Precious metals	60,286	-	-	60,286
Other minerals, oil and gas	17,195	-	-	17,195
	106,841	-	8,092	114,933

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at September 30, 2018 and December 31, 2017.

During the nine months ended September 30, 2018 and 2017, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants, call options and the investment in a private company) for the nine months ended September 30, 2018 and 2017:

	2018	2017
	$	$

Balance – Beginning of period	8,092	10,935
Acquisitions	2,984	7,912
Deemed acquisition (Dalradian – Note 6)	46,625	-
Exercised	-	(923)
Change in fair value - investments exercised(i)	-	351
Change in fair value - investments expired(i)	(495)	30
Change in fair value - investments held at the end of the period(i)	3,091	2,069
Balance – End of period	60,297	20,374

(i)	Recognized in the consolidated statements of income under other gains, net.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Fair value of financial instruments (continued)

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3 (other than the common shares held in Dalradian):

	September 30, 2018
			Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
	$
Other investments

Warrants and call options on equity securities of publicly traded mining exploration and development companies	4,045	Black-Scholes option pricing model	Expected volatility	40% to 100%	70%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $401,000 ($393,000) as at September 30, 2018.

The acquisition of Dalradian by Orion was completed on September 7, 2018 at a price of $1.47 per common shares, paid in cash (Note 6), for a value of Osisko’s investment of approximately $56.3 million. The Company reviewed the main parameters of the Curraghnalt gold project developed by Dalradian, which is the main asset held by Dalradian, and ensured that there were no significant changes that could have affected the value of its investment between the acquisition date and September 30, 2018. As no such significant changes were noted, and due to the short period of time between the privatization and the end of the reporting period, the Company concluded that the fair value of its investment at September 30, 2018 had not changed.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash and cash equivalents, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at September 30, 2018:

	September 30, 2018
	Carrying
	amount	Fair value
	$	$

Long-term debt	419,680	443,319

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2018 and 2017, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe		Total
	$	$	$	$	$	$

2018
Royalties	65,992	368	30	3,264	-		69,654
Streams	12,828	7,875	754	-	5,718		27,175
Offtakes	254,475	943	22,888	-	-		278,306

	333,295	9,186	23,672	3,264	5,718		375,135

2017
Royalties	51,877	181	-	624	-		52,682
Streams	5,648	1,889	-	-	-		8,896
Offtakes	30,758	8	11,320	-	1,359		42,086

	88,283	2,078	11,320	624	1,359		103,664

(i)	94% of revenues from North America were generated from Canada and the United States for the nine months ended September 30, 2018 (95% for the nine months ended September 30, 2017).

For the nine months ended September 30, 2018, one royalty interest generated revenues of $44.8 million ($38.2 million for the nine months ended September 30, 2017), which represented 46% of revenues (62% of revenues for the nine months ended September 30, 2017) (excluding revenues generated from the offtake interests).

For the nine months ended September 30, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (85% and 12% excluding offtakes, respectively). For the nine months ended September 30, 2017, revenues were almost exclusively generated from precious metals.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at September 30, 2018 and December 31, 2017, which is based on the location of the property related to the royalty, stream or other interests:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2018
Royalties	781,415	27,005	10,003	12,698	-	15,215	846,336
Streams(ii)	237,336	173,727	3,712	-	81,173	64,129	560,077
Offtakes	55,969	4,471	8,449	-	31,775	-	100,664

	1,074,720	205,203	22,164	12,698	112,948	79,344	1,507,077

December 31, 2017
Royalties	713,376	27,047	10,024	12,040	-	8,043	770,530
Streams	382,686	173,591	-	-	78,665	65,136	700,078
Offtakes	56,698	5,109	12,606	-	30,751	-	105,164

	1,152,760	205,747	22,630	12,040	109,416	73,179	1,575,772

(i)	98% of net interests from North America are located in Canada and the United States as at September 30, 2018 and December 31, 2017.
(ii)	Excluding the Brucejack gold and silver stream classified as held for sale (Note 8).

18.	Related party transactions

During the three and nine months ended September 30, 2018 and 2017, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	306	385	1,112	1,286
Business development expenses	997	628	2,911	1,624
Total amounts invoiced to associates	1,303	1,013	4,023	2,910

An amount of $3,069,000 (including sales taxes) is receivable from associates and included in accounts receivable as at September 30, 2018 ($1,245,000 as at December 31, 2017).

Additional transactions with related parties are described under Notes 5, 6, 7 and 8.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Subsequent events

Renard stream

On October 2, 2018, Osisko announced that it had entered into an amended and restated purchase and sale agreement (the “Amended Renard Streaming Agreement”) with Stornoway Diamond Corporation (“Stornoway”) in relation to the Renard Stream (the “Stream Amendment”). As part of the Amended Renard Streaming Agreement, Osisko, along with Caisse de dépôt et placement du Québec, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board (collectively, the “Streamers”), which collectively own a 20% diamond stream on the Renard mine (9.6% stream attributable to Osisko) (the “Renard Stream”), paid Stornoway the U.S. dollar equivalent of $45.0 million in cash ($21.6 million attributable to Osisko) as an additional up-front deposit to Stornoway.

The terms of the Amended Renard Streaming Agreement provide that the Streamers shall continue to hold a 20% undivided interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard mining property for the life of the mine, however upon the completion of a sale of diamonds, the Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat.

Previously, the Renard Stream represented an undivided interest in 20% of all diamonds produced from the first 5 project kimberlites to be mined at the Renard mine for the life of mine, and the first 30 million carats from the property overall, with the Streamers remitting to Stornoway a cash transfer payment of US$50 per carat escalating at 1% per annum.

Dividend

On November 6, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2019 to shareholders of record as of the close of business on December 31, 2018.